Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CAI INTERNATIONAL, INC.

CAI INTERNATIONAL, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.
That by written consent in lieu of a meeting of the Board of Directors of CAI International, Inc., resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and submitting said amendment at a meeting of the stockholders of said corporation for consideration thereof. That thereafter, pursuant to resolutions of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held on June 1, 2018, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware and at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

2.	That Section 1 of Article IV of the Amended and Restated Certificate of Incorporation of CAI International, Inc. is hereby amended and restated in full as follows:

"Section 1. Authorization. The Corporation shall be authorized to issue 94,000,000 shares of capital stock, of which 84,000,000 shares shall be shares of Common Stock, par value $0.0001 per share ("Common Stock"), and 10,000,000 shares shall be shares of Preferred Stock, par value $0.0001 per share ("Preferred Stock")."

3.	That said amendment was duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, CAI International, Inc. has caused this certificate to be signed on this 4th day of June, 2018.

CAI INTERNATIONAL, INC.

By:	/s/ Timothy B. Page
Name: Timothy B. Page
Title: Chief Financial Officer